

November 8, 2010

Via U.S. Mail and Facsimile: (856) 356-4600
Mr. Leon Kopyt
Chairman, President and Chief Executive Officer
RCM Technologies, Inc.
2500 McClellan Avenue, Suite 350
Pennsauken, New Jersey 08109

> **Re:** **RCM Technologies, Inc.**
> **Form 10-K for fiscal year ended January 2, 2010**
> **Filed March 11, 2010**
> **File No. 001-10245**

Dear Mr. Kopyt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended January 2, 2010

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Election of Directors, page 6

1. In future filings, provide for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and nature. See Item 401(e)(1) of Regulation S-K.

<u>Outstanding Equity Awards at Fiscal Year-End, page 16</u>

2. In future filings, please provide the vesting dates of the option or stock awards held at fiscal-year end by footnote to the appropriate column where the outstanding award is reported. See Instruction 2 to Item 402(p)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

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